[redacted]

11017772

'STATES
.CHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH. D.C.
189

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KG 3/11

8-44963

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 AND ENDING DECEMBER 31, 2010

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gardnyr Michael Capital, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 North Water Street, Suite 15265
(No. and Street)

Mobile	Alabama	36602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pfilip G. Hunt, Jr., President — 251-342-6384
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LarsonAllen LLP
(Name - *if individual state last, first, middle name*)

420 South Orange Avenue, Suite 500	Orlando	Florida	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

G. 3/17

OATH OR AFFIRMATION

I, Pfilip G. Hunt, Jr., swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Gardnyr Michael Capital, Inc. as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public
10-02-2012

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARDNYR MICHAEL CAPITAL, INC.
TABLE OF CONTENTS
DECEMBER 31, 2010

LarsonAllen LLP
CPAs, Consultants & Advisors
www.larsonallen.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Gardnyr Michael Capital, Inc.
Mobile, Alabama

We have audited the accompanying statement of financial condition of Gardnyr Michael Capital, Inc. ("the Company") as of December 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gardnyr Michael Capital, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LarsonAllen LLP
LarsonAllen LLP

Orlando, Florida
February 23, 2011

GARDNYR MICHAEL CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

ASSETS	
Cash and Cash Equivalents	$ 1,731,669
Investments in Marketable Securities	270,958
Commissions Receivable	639,895
Prepaid Expenses	17,022
Due from Stockholder	2,500
Property and Equipment, Net	156,246
Other Assets	8,138
Total Assets	$ 2,826,428

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts Payable and Accrued Expenses	$ 296,109
Note Payable	20,126
Due to Stockholder	1,289
Total Liabilities	317,524
CONTINGENCY	
STOCKHOLDER'S EQUITY	
Common Stock; $1 Par Value; 50,000 Shares Authorized 2,000 Shares Issued and Outstanding	2,000
Paid-In Capital	301,527
Accumulated Other Comprehensive Income	18,811
Retained Earnings	2,186,566
Total Stockholder's Equity	2,508,904
Total Liabilities and Stockholder's Equity	$ 2,826,428

See Accompanying Notes to Financial Statements.

GARDNYR MICHAEL CAPITAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	
Underwriting Income	$ 966,458
Trading Income	5,105,972
Miscellaneous Income	194,100
Financial and Investment Advisory Fees	152,915
Total Revenues	6,419,445
EXPENSES	
Clearing Charges	367,962
Commissions	560,911
Employee Compensation and Benefits	3,835,850
Interest Expense	556
Professional Fees	613,119
Regulatory Dues and Assessments	45,702
General and Administrative	570,004
Total Expenses	5,994,104
INCOME FROM OPERATIONS	425,341
OTHER INCOME (EXPENSE)	
Interest and Dividend Income	13,609
Loss on Sales of Investments in Marketable Securities	(2,377)
Other Income (Expense), Net	11,232
NET INCOME	$ 436,573

See Accompanying Notes to Financial Statements.

GARDNYR MICHAEL CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholder's Equity
BALANCE, JANUARY 1, 2010	$ 2,000	$ 301,527	$ -	$ 2,924,548	$ 3,228,075
COMPREHENSIVE INCOME:					
Net Income	-	-	-	436,573	436,573
Other Comprehensive Income					
Unrealized Holding Gains on Marketable Securities Arising During the Period	-	-	18,811	-	18,811
Total Comprehensive Income					455,384
Stockholder Distributions	-	-	-	(1,174,555)	(1,174,555)
BALANCE, DECEMBER 31, 2010	$ 2,000	$ 301,527	$ 18,811	$ 2,186,566	$ 2,508,904

See Accompanying Notes to Financial Statements.

GARDNYR MICHAEL CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash Received from Customers	$ 6,582,395
Cash Paid for Operating Expenses	(5,709,270)
Interest Paid	(556)
Interest and Dividends Received	13,609
Net Cash Flows from Operating Activities	886,178
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from Redemption of Certificate of Deposit	103,003
Purchases of Investments in Marketable Securities	(327,244)
Proceeds from Sales of Investments in Marketable Securities	72,720
Purchases of Property and Equipment	(46,589)
Net Cash Flows from Investing Activities	(198,110)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Borrowings	(13,678)
Repayment of Stockholder Advance	(100,000)
Stockholder Distributions	(1,174,555)
Net Cash Flows from Financing Activities	(1,288,233)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(600,165)
CASH AND CASH EQUIVALENTS - Beginning of Year	2,331,834
CASH AND CASH EQUIVALENTS - End of Year	$ 1,731,669
RECONCILIATION OF NET INCOME TO NET CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 436,573
Adjustments to Reconcile Net Income to Net Cash Flows from Operating Activities:	
Depreciation Expense	31,028
Loss on Sales of Investments in Marketable Securities	2,377
Change in Commissions Receivable	162,950
Change in Prepaid Expenses	(4,911)
Change in Accounts Payable and Accrued Expenses	258,161
Total Adjustments	449,605
NET CASH FLOWS FROM OPERATING ACTIVITIES	$ 886,178

NONCASH INVESTING AND FINANCING ACTIVITIES:

During the year ended December 31, 2010, the Company acquired a vehicle in exchange for a note payable in the amount of $20,126.

See Accompanying Notes to Financial Statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Gardnyr Michael Capital, Inc. ("the Company") is an underwriter, financial advisor and broker/dealer, and secondary trader in municipal securities, U.S. agency securities, mutual funds, and equity securities. The Company utilizes a clearing bank for the clearance and settlement of transactions. The Company is licensed in Alabama, Florida, Georgia, New York, and North Carolina.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits; however, the Company has not experienced any losses in such accounts.

Marketable Securities

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320, the Company's marketable securities are classified as "available-for-sale" and are carried at fair value. Accordingly, unrealized gains and losses are reported as direct increases or decreases to stockholder's equity. Realized gains or losses on disposition are based on the net proceeds and the adjusted carrying amounts of the securities sold using the specific identification method.

Commissions Receivable

Commissions receivable are stated net of an allowance for doubtful accounts, if any. The Company estimates the allowance for doubtful accounts based on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. Accounts are considered past due when payments of amounts due are not made in accordance with the terms of the deal. Accounts are written off upon management's determination that such amounts are uncollectible.

Property and Equipment

Property and equipment is stated at cost. Depreciation of property and equipment is computed at cost using the straight-line method over the estimated useful lives of the respective assets.

Revenue Recognition

Securities transactions (and related commission revenue and expenses, if applicable) are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is complete and the income is reasonably determinable. Financial and investment advisory fees are recorded as the services are performed.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs

Advertising costs are expensed as incurred. Total advertising costs are included in "general and administrative" expenses in the accompanying financial statements and amounted to $22,137 for the year ended December 31, 2010.

Income Taxes

The Company has elected to be taxed as an "S" corporation pursuant to Section 1362(a) of the Internal Revenue Code. As an "S" corporation, the Company's taxable income or loss is passed through the Company to the individual stockholder. Accordingly, no provision for income taxes has been presented in the accompanying financial statements.

The Company adopted the income tax standard for uncertain tax positions and determined it has no uncertain tax positions as of December 31, 2010. The Company recognizes accrued interest and penalties, if any, associated with uncertain tax positions in "general and administrative" expenses in the accompanying financial statements.

The Company files income tax returns in the United States federal jurisdiction and certain state and local jurisdictions. The Company is generally not subject to United States federal, state and local income tax examinations by tax authorities for years prior to 2007, with certain exceptions as described in the Internal Revenue Code.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2011, the date the financial statements were available to be issued.

NOTE 2 FAIR VALUE OF ASSETS

Marketable securities consisted of the following:

	December 31, 2010		
	Amortized Cost	Gross Unrealized Gains	Fair Market Value
Money Market Funds	$ 14,967	$ -	$ 14,967
Mutual Funds	154,897	13,268	168,165
Stocks and Other	82,283	5,543	87,826
Total	$ 252,147	$ 18,811	$ 270,958

Topic 820 under FASB Accounting Standards Codification ("ASC 820") establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
Level 2	Inputs to the valuation methodology include: • quoted prices for similar assets or liabilities in active markets; • quoted prices for identical or similar assets or liabilities in inactive markets; • inputs other than quoted prices that are observable for the asset or liability; • inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 2 FAIR VALUE OF ASSETS (CONTINUED)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during 2010:

Money market funds, mutual funds, stocks, other	Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding method may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within fair value hierarchy, the Company's assets at fair value as of December 31, 2010.

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Money Market Funds	$ 14,967	$ -	$ -	$ 14,967
Mutual Funds	168,165	-	-	168,165
Stocks and Other	87,826	-	-	87,826
Total Assets at Fair Value	$ 270,958	$ -	$ -	$ 270,958

NOTE 3 PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

Office Equipment	$ 191,120
Vehicles	158,722
Total Property and Equipment	349,842
Less: Accumulated Depreciation	(193,596)
Property and Equipment, net	$ 156,246

Depreciation expense for the year ended December 31, 2010, amounted to $31,028.

NOTE 4 NOTE PAYABLE

Note payable consisted of a note payable to a bank, due in monthly installments of $390, including interest at 5.99%. The note is collateralized by a vehicle and matures December 2015.

Future maturities of the note payable are as follows:

Year Ending December 31,		
2011	$	3,522
2012	$	3,788
2013	$	4,021
2014	$	4,269
2015	$	4,526

NOTE 5 OPERATING LEASES

The Company is obligated under certain noncancellable operating leases for certain office space that expire at varying dates through September 2018. The future minimum lease payments under these leases are as follows:

Year Ending December 31,		
2011	$	53,339
2012	$	47,663
2013	$	48,636
2014	$	49,041
2015	$	50,257
Thereafter	$	140,153

Rent expense and related charges for these and other short-term leases amounted to $158,298 for the year ended December 31, 2010.

NOTE 6 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the above rule, not exceed 15 to 1.

At December 31, 2010, the Company had net capital of $2,286,599 which was $2,186,599 in excess of its required net capital of $100,000. The Company's net capital ratio is .1389 to 1 at December 31, 2010.

In addition, rule 15c3-1(d) also provides that the ratio of the subordinated liabilities to net capital not exceed 1.43 to 1. There is no computation required under this rule as the Company had no subordinated liabilities at December 31, 2010.

NOTE 7 CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company was not obligated under liabilities subordinated to claims of general creditors at December 31, 2010.

NOTE 8 RELATED PARTY TRANSACTIONS

The Company leases certain office space under an operating lease from Hawk, LLC, a limited liability company, of which the Company's stockholder is a member. During the year ended December 31, 2010, the Company paid $22,258 in lease payments to Hawk, LLC.

The Company leases a condominium under an operating lease with a one-year term from the Company's stockholder. The lease requires monthly payments of $3,000 and expires in February 2011. Upon expiration of this lease, the Company may continue to lease the condominium on a month-to-month basis. During the year ended December 31, 2010, the Company paid $30,000 in lease payments to its stockholder.

NOTE 9 CONTINGENCY

The Company is currently undergoing an examination by the Financial Industry Regulatory Authority ("FINRA"). In January 2011, the Company received notice that the FINRA staff made a preliminary determination to recommend disciplinary action for violations of a certain rule of the Securities and Exchange Act of 1934 and certain rules of the Municipal Securities Rulemaking Board. Management intends to contest the disciplinary actions; however the ultimate outcome and liability, if any, is not yet determinable.

GARDNYR MICHAEL CAPITAL, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
DECEMBER 31, 2010

NET CAPITAL:	
Total Stockholder's Equity	$ 2,508,904
Less: Stockholder's Equity Not Allowable for Net Capital	-
Total Stockholder's Equity Qualified for Net Capital	2,508,904
Add: Allowable Liabilities Subordinated to Claims of General Creditors in Computation of Net Capital	-
Total Capital and Allowable Subordinated Liabilities	2,508,904
Less: Total Non-Allowable Assets	(183,906)
Net Capital Before Haircuts on Securities Positions	2,324,998
Haircuts on Securities Positions (Computed, Where Applicable, Pursuant to Rule 15c3-1)	(38,399)
Net Capital	$ 2,286,599
AGGREGATED INDEBTEDNESS	$ 317,524
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum Net Capital Required	$ 100,000
Excess Net Capital at 1,500%	$ 2,186,599
Excess Net Capital at 1,000%	$ 2,254,846
Ratio: Aggregate Indebtedness to Net Capital	13.89%

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4):

Net Capital, as Reported in Company's Part II (Unaudtied) FOCUS Report	$ 2,306,725
Net Audit Adjustments	(20,126)
Net Capital per Above	$ 2,286,599

GARDNYR MICHAEL CAPITAL, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2010

The Company is exempt from the reserve requirements under Rule 15c3-3 as of December 31, 2010, since the Company is in compliance with the exemptive provisions of rule 15c3-3(k)(2)(i), including depositing any customer funds directly into a special bank account for the exclusive benefit of customers.

GARDNYR MICHAEL CAPITAL, INC.
SCHEDULE III – POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2010

The Company is in compliance with the conditions of exemption of the possession and control requirements set forth in rule 15c3-3 at December 31, 2010. The Company did not hold any position with respect to fully-paid or excess margin securities as specified by the above referenced rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Gardnyr Michael Capital, Inc.
Mobile, Alabama

In planning and performing our audit of the financial statements of Gardnyr Michael Capital, Inc. ("the Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("the SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent and detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Company's management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be distributed to other parties or used for any other purposes.

LarsonAllen LLP

LarsonAllen LLP

Orlando, Florida
February 23, 2011

LarsonAllen LLP
CPAs, Consultants & Advisors
www.larsonallen.com

The Board of Directors
Gardnyr Michael Capital, Inc.
Mobile, Alabama

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

In accordance with Rule 17a-5(e)(4), under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SPIC") for the year ended December 31, 2010, which were agreed to by Gardnyr Michael Capital, Inc. ("the Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. **Procedure** – Compare the listed assessment payments in Form SIPC-7 with respective cash disbursement records.

   Finding – We compared the listed assessment payments in Form SIPC-7 with the Company's cash disbursement records, including copies of cancelled checks, noting no differences.

2. **Procedure** – Compare the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010.

   Finding – We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December, 31 2010, noting no differences.

3. **Procedure** – Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   Finding – There were no adjustments reported in Form SIPC-7.

4. **Procedure** – Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   Finding – We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

5. **Procedure** – Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, if applicable.

   Finding – There were no overpayments applied to the current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

LarsonAllen LLP

LarsonAllen LLP

Orlando, Florida
February 23, 2011

GARDNYR MICHAEL CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

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For The Period Ended December 31, 2010